Sucampo Pharmaceuticals, Inc.
4520 East-West Highway, Suite 300
Bethesda, Maryland 20814
July 30, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-135133 Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sucampo Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-135133), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on August 1, 2007, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 30, 2007

Very truly yours, SUCAMPO PHARMACEUTICALS, INC.
By:	/s/ Mariam E. Morris
	Name:	Mariam E. Morris
	Title:	Chief Accounting Officer